Filed by Conoco Inc.
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933

                                       Subject Company:     Conoco Inc.
                                       Commission File No.: 001-14521

                                       Subject Company:     Phillips Petroleum
                                                            Company
                                       Commission File No.: 001-00720

Set forth below is the text of a transcript from a joint interview with CNBC on November 19, 2001, regarding the proposed Conoco/Phillips merger. The interview has been posted on the Conoco website.

MARK HAINES:
A major marriage in the oil patch this morning, Phillips Petroleum and Conoco agreeing to merge in an all stock deal worth about 15 billion dollars. It will create the world's 5th or 6th largest oil and gas company. It's a deal being called a merger of equals. The board will be evenly split, but Phillips shareholders will hold 56% of the new company, called ConocoPhillips. Under the terms of the agreement, Conoco shareholders will receive a little less than one half of one share of the new company for each Phillips share they held, and the combined company could surpass ExxonMobil as the largest U.S. refiner and will also have more than 20,000 gas stations in the U.S., making it one of the top five retailers. Deal comes as sinking oil prices eat into profits. Here's a look at the stock of each company over the past year on a relative basis. And as you can see there was significant outperformance there for quite a while but since, in the last couple of weeks, the two have converged a bit. Joining us now from New York to talk about the deal is James Mulva, Phillips Petroleum Chairman and CEO, he will be the CEO of ConocoPhillips. And Conoco's Chairman and CEO Archie Dunham, who will delay retirement to stay on as Chairman for a while. Good morning Gentlemen, thank you for being with us.

JAMES MULVA:
Good Morning.

ARCHIE DUNHAM:
Good morning, Mark good to see you.

MR. HAINES:
I'll start with Mr. Mulva. What is animating this deal? What makes it desirable?

MR. MULVA:
Well we are both very strong competitors but..really it's a very compelling transaction. We both have a very strong growth program going forward and together we have even more strong growth programs to develop our upstream and downstream part of the business, and it leads to tremendous shareholder value creation. Tremendously excited about the transaction, compelling transaction for both companies.

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MR. HAINES:
How do you grow a company like yours other than do more exploration, find more reserves, or maybe build more refineries if you can find some place that will let you build one?

MR. MULVA:
Our growth is about 4 percent a year in terms of adding reserves and production. It's around the world, it's a very strong growth rate in fact we intend to do even better than the 4%. So we have a portfolio over the next decade of growth projects that essentially we feel is more, very competitive, probably more than any other major petroleum company. So these are well-defined projects, not pie- in-the-sky. We have a growth program, both companies together that is absolutely excellent.

JIM KRAMER (GUEST ANALYST):
Mr. Dunham, Jim Kramer here. Conoco stock had been pretty good until recently when you announced an earnings shortfall. Aren't you afraid you are selling the company basically after a big decline, where the stock is remarkably low versus the assets?

MR. DUNHAM:
Well first let me say it is a $35 billion transaction, not a $15 billion transaction. This is a merger of equals, I think the stars were aligned properly over the last several weeks so that the extremes ratio would allow us to make this a merger of equals so Jim and I are both really excited about putting together an outstanding company. If you look at the portfolio with Phillips acquisition of ARCO Alaska, they'll be in Alaska. Conoco acquisition of Gulf Canada we'll be in Canada, We're both big in the lower 48. We've got two big from projects in Venezuela. In South East Asia we stretch all the way from Australia to China so huge assets in the North Sea. It's a tremendous opportunity for both companies. And we're doing this to create shareholder value, we are confident that we'll be able to do that.

MR. HAINES:
Is it kind of a merge or die situation? Until this merger, now you are, now you are in the same league as the others who have already merged. Was it kind of forced upon you by circumstances?

MR. MULVA:
No, no no this is absolutely a proactive transaction for both companies. We both have great growth programs but together we can make an even much stronger more competitive company. And it's all driven by shareholder value creation. To us it's the absolutely compelling transaction, best alternative for Phillips to be with Conoco and Conoco to be with Phillips.

MR. DUNHAM:
We really had two strong companies when we began our negotiations and what we've done is just create an even stronger company and that is why it is so exciting for our shareholders.

MR. KRAMER:
Mr. Mulva, the price of oil just keeps going down, down, down. Do you see any bottom here, $18?

MR. MULVA:
Well, we see that it will sort out over time, I know from my perspective and I think Archie can comment certainly in a moment, but we are pretty bullish on oil and we expect a $22 oil price as we go into next year.

MR. KRAMER:
But what makes you bullish? This is a horrendous bear market.

MR. DUNHAM:
Well, let me jump in. I believe that OPEC has the capability to set the price where they wish it to be. I think it's in the United States' best interest, especially during this time of war in the Middle East, that we have a stable Saudi Arabia, that we have a stable suite of Middle East countries. And oil prices below twenty-two dollars as you know, probably below twenty-five dollars, they have to go into the international finance market to borrow money to support their budgets. I don't think that's going to happen long term. I mean they are playing poker, on the first hand they lost. But I think they'll re-group and come together strong. I believe they will cut production before the end of the year, and you'll see prices regaining strength shortly.

DAVID FABER:
Although specific to some of the benefits that your combined shareholders base are going to see . . . . can you comment on that? How many job cuts and/or at least cost savings will you see under this deal?

MR. MULVA:
Well, it's immediately when the companies are put together and we achieve our synergies, we have indicated synergies of $750 million. We know without question we can achieve those synergies and our objective is to do even more. In terms of the transaction within the first year accomplishing these synergies, immediately accretive to income and cash flow to the shareholders. So the synergies they come from operating efficiencies, high grading our investment portfolio expiration and both upstream, downstream and now we move from two companies with a headquarters into one corporate headquarters so that is where the $750 million comes from. Great shareholder value creation. And the other thing that we expect over and above synergies, is that we will trade much better in the marketplace and expect over time to see multiple expansion and that is where the shareholder value creation really comes from.

MR. FABER:
Mr. Dunham while you are calling it a merge of equals, some of your shareholders knowing the Phillips shareholders will own over 56% of the combined company would say, well you are really, ultimately selling out. Mulva is going to be CEO, you will be there as chairman for a few years but their management is going to take over. Why didn't you get us the big premium?

MR. DUNHAM:
Well, its not that kind of a situation at all, it's absolutely the merger of equals, we're going to have the same number of directors. It's an outstanding opportunity for our company, for our employees, and also I think it's a fantastic opportunity for our country. It is important that we have three strong integrated energy companies, I think that's good for America, it is good for our energy security, it is good for the consumers long-term. Typically going to be good for Oklahoma long-term. And so we are excited about the merger, we are confident we will create tremendous shareholder value.

MR. MULVA:
Our approach to this question is: Archie and I have been good friends for quite a long period of time. And our basic approach is it's a marriage of the two companies. And through the marriage of the two companies the merger of equals is our approach, we are creating value for our shareholders, our approach was essentially put two companies together.

MR. HAINES:
We are running out of time but I want to return a point you made and please correct me if I am misquoting you but I believe you said a few moments ago that you think OPEC has the power to set the price of oil, did you not?

MR. DUNHAM:
Absolutely.

MR. HAINES:
All right, now, address if you would the ramifications of this growing friendship with Russia and its emergence as a stable supply of oil, does that not change the equation somewhat?

Mr. Dunham:
Well I think it is good for the world that we have a more stable Russia. Conoco, as you know is probably the largest US energy company investing in Russia so we know the country and the leadership very well and that's all very positive. But significant increase volumes in Russia is going to be very slow in coming. Long, long-term Russia is going to be a stable producer of oil. The sooner that happens that's better for the world economy, but in the short term, in the next five to ten years, we will be relying on Middle East oil. So its important, I think, that we have relationships with the Saudi and the other governments in the Middle East as I am confident the administration understands and will pursue, I think, a very balanced policy in that part of the world.

MR. HAINES:
Gentlemen, thank you, I appreciate you coming in and talking to us about the deal.